FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                12 September 2005


                               File no. 0-17630


                         CRH 2005 Interim scrip dividend



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: 2005 Interim scrip dividend


12th September 2005


CRH plc
2005 Interim Dividend Scrip Alternative
-----------------------

CRH plc announces that the price of a New Share in respect of the 2005 Interim Dividend Scrip Alternative will be EUR 22.92. The entitlement will be one New Share for every 254.666667 shares held where dividend withholding tax applies and for every 203.733333 shares held where dividend withholding tax does not apply.

Enquiries:

Angela Malone
Company Secretary
Tel: 00 3531 6344 340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  12 September 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director